UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Quad/Graphics, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

747301 109
(CUSIP Number)

July 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 747301 109

1	NAME OF REPORTING PERSONS Quad/Graphics ESOP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,270,808
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,270,808
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,270,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 2 of 5 Pages

CUSIP No. 747301 109

Item 1(a).                         Name of Issuer:

             Quad/Graphics, Inc.

Item 1(b).                         Address of Issuer’s Principal Executive Offices:

             N63 W23075 Highway 75, Sussex, Wisconsin 53089-2827

Item 2(a).                         Name of Person Filing:

             Quad/Graphics ESOP (the “ESOP”)

Item 2(b).                         Address of Principal Business Office or, if none, Residence:

             c/o Marshall & Ilsley Trust Company N.A., 111 E. Kilbourn Ave., Suite 200, Milwaukee, WI 53202

Item 2(c).                         Citizenship:

             The ESOP is governed by the laws of the State of Wisconsin.

Item 2(d).                         Title of Class of Securities:

             Class A Common Stock

Item 2(e).                         CUSIP Number:

             747301 109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	☑	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

Page 3 of 5 Pages

CUSIP No. 747301 109

Item 4.                         Ownership:

(a)         Amount Beneficially Owned:  6,270,808

(b)         Percent of Class:  19.7%

(c)         Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  6,270,808

(ii)           shared power to vote or to direct the vote:  0

(iii)           sole power to dispose or to direct the disposition of:  6,270,808

(iv)           shared power to dispose or to direct the disposition of:  0

    Other than with respect to 6,025,455 shares of Class A Common Stock, all of the reported beneficial ownership of Class A Common Stock results from the beneficial ownership of shares of Class C Common Stock, which are convertible at any time into Class A Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all outstanding shares of Class C Common Stock into shares of Class A Common Stock.

Item 5.                         Ownership of Five Percent or Less of a Class:

       N/A

Item 6.                         Ownership of More than Five Percent on Behalf of Another Person:

       N/A

Item 7.                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

       N/A

Item 8.                         Identification and Classification of Members of the Group:

       N/A

Item 9.                         Notice of Dissolution of Group:

       N/A

Page 4 of 5 Pages

CUSIP No. 747301 109

Item 10.                         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2010

                      QUAD/GRAPHICS ESOP

                        Marshall & Ilsley Trust Company N.A., Trustee

                     By:   /s/ John S. Carlton
                          John S. Carlton
                          Vice President

Page 5 of 5 Pages